

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Christopher L. Winfrey
Executive Vice President and Chief Financial Officer
Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, Connecticut 06901

>   **Re:**   **Charter Communications, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 001-33664**

Dear Mr. Winfrey:

    We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Facilities – Restrictive Covenants

CCO Holdings Credit Facility, page 50

Charter Operating Credit Facilities, page 51

1.   We note that your credit facility is approximately 23% of total liabilities and shareholders' equity. Please disclose the actual amount of the leverage ratios based on your financial statements for the current and prior fiscal years. In addition, discuss the reasonably likely effects of non-compliance with the covenants on your financial

condition and liquidity. We note your disclosures on pages 17, 44, 45, 48 and 53. Please provide us with your proposed disclosures.

2.   Please confirm to us that your senior notes have no financial covenants. Otherwise, tell us and disclose the terms of each financial covenant. Please provide us with your proposed disclosures.

Note 2. Summary of Significant Accounting Policies, page F-7

Segments, page F-11

3.   We note from your "Key Market Area" disclosure on page 10 that it appears you may have aggregated several operating segments into one reportable segment. If so, please provide us with a detailed analysis how you complied with the requirement that the operating segments have similar economic characteristics allowing for aggregation pursuant to paragraph 50-11of ASC 280-10.

4.   Also, in light of your Key Market Area disclosure, please tell us whether the CODM continues to review only a single set of discrete financial information on a consolidated basis that encompasses your entire operations for purposes of making operating decisions and assessing financial performance.

Note 5. Franchises, Goodwill and Other Intangible Assets, page F-12

5.   Please refer to the second paragraph on page F-12. Tell us in detail how you considered the factors in paragraphs 21-24 of ASC 350-30-35 in concluding that you have one unit of accounting for your franchise assets.

6.   Please refer to the third full paragraph on page F-13. Tell us in detail how you considered the factors in paragraphs 33-38 of ASC 350-20-35 in concluding that you have one reporting unit. We note your "Key Market Area" disclosure on page 10.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 14

2012 Executive Bonus Plan, page 18

7.   In future filings, clarify whether your CEO may award two discretionary bonus awards (20% of the target bonus percentage and 5% of the projected payout). Describe the factors that contributed to any awards being made. Also, tell us why these awards are not more properly reported under the Bonus column in your summary compensation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director